October 13, 2016

Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ANSYS, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 25, 2016

File No. 0-20853

Dear Ms. Blye:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing made in your letter dated September 30, 2016, to Maria T. Shields, Executive Chief Financial Officer of ANSYS, Inc. (along with its subsidiaries, “ANSYS” or “the Company”). Set forth below are the Staff’s comments (in bold), followed by our response.

1. Your Code of Business Conduct and Ethics filed as Exhibit 14.1 to a Form 8-K filed on August 4, 2016 states that all ANSYS products, hardware, software, services and technology are prohibited for US export or re-export to Sudan, Syria and several other identified countries. This implies that your products, hardware, software, services and technology may be exported to Sudan and Syria by subsidiaries in non-US countries. In this regard, we are aware of reports of people using your software and products for analyses at universities in Sudan, and that a third-party website lists a phone number for an “Ansys” learning center in Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: ANSYS complies with U.S. economic sanctions and export controls applicable to its commercial activities, including those related to countries designated as state sponsors of terrorism such as Sudan and Syria. ANSYS maintains an internal export controls and economic sanctions compliance program, which includes prohibitions on export and reexport of ANSYS products to Sudan and Syria by ANSYS and all of its subsidiaries (including foreign subsidiaries). ANSYS and its subsidiaries do not engage in direct or indirect sales of ANSYS products to countries designated as state sponsors of terrorism, including Syria or Sudan. ANSYS has no subsidiaries, offices, or sales representatives in either country.

ANSYS does not market its software via mass market channels, and ensures that customers agree to applicable license conditions. ANSYS contracts, agreements and end-user statements relating to ANSYS software prohibit sales to Sudan and Syria (as well as other prohibited destinations and parties), and obligate licensees to comply with applicable restrictions of U.S. economic sanctions and export controls, including those relating to reexports and transfers. ANSYS implements measures designed to block downloads of its software to locations prohibited by U.S. export control and economic sanctions laws, including Sudan and Syria.

Thus, as the above indicates, ANSYS has no known past, current, or anticipated contacts with Sudan or Syria, and has not to its knowledge directly or indirectly provided any products, components, services, or technology to those countries, whether involving ANSYS or any of its subsidiaries, affiliates, distributors or resellers. Further, ANSYS has no known agreements, arrangements or other contacts with the governments of Sudan or Syria or entities they control.

2. Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Response: As indicated in our response to Comment 1, ANSYS has no known past, current or anticipated contacts with Sudan or Syria. Accordingly, we believe there is no quantitative or qualitative material investment risk for our security holders, and therefore we do not anticipate any associated investor divestment or similar initiatives would occur concerning ANSYS.

3. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

Response: As indicated in the above responses, ANSYS has no known past, current or anticipated contacts with Sudan or Syria.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/S/ Sheila S. DiNardo

Sheila S. DiNardo

Vice President, General Counsel & Secretary

ANSYS, Inc.